Form 40-F
period 2021-12-31
HUT 8 MINING CORP.
filed 2022-03-18
CIK 1731805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-40487

HUT 8 MINING CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

7374
(Primary Standard Industrial Classification Code)

130 King Street West, Suite 1800
Toronto, Ontario, M5X 1E3, Canada
(647) 256-1992
(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Shares, no par value	HUT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2021:
169,590,061 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒ Yes      ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-254059) and Form S-8 (File No. 333-257352).

PRINCIPAL DOCUMENTS

●	Annual Information Form – For the Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.

●	Audited Annual Financial Statements – For the Registrant’s audited consolidated financial statements as at December 31, 2021 and the related notes, see Exhibit 99.2 of this Annual Report on Form 40-F.

●	Management’s Discussion and Analysis – for the Registrant’s management’s discussion and analysis for the year ended December 31, 2021, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on an evaluation by Hut 8 Mining Corp. (“Hut 8” or the “Registrant”) as of December 31, 2021 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the audit committee and the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms, and to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Controls Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm because the Registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore not required to file an attestation report of the registered public accounting firm.

Changes in Internal Controls Over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this Annual Report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58(A) of the Exchange Act. The members of the Audit Committee are Joseph Flinn (chair), Alexia Hefti, and Bill Tai, all of whom are independent and financially literate.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Joseph Flinn qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The SEC has indicated that the designation or identification of Joseph Flinn as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on other members of the Audit Committee and the Board of Directors who do not carry such designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Conduct (the “Code”) that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Code has been posted on the Registrant’s internet website at https://hut8mining.com/wp-content/uploads/2021/12/Code-of-Conduct.pdf. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to and waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Registrant did not amend, waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Raymond Chabot Grant Thornton S.E.N.C.R.L., Montréal, Canada, Auditor Firm ID 1232, served as the Registrant's independent public accountant for the fiscal year ended December 31, 2021. The information provided under the heading “Auditors, Transfer Agent and Registrar” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee Charter sets out responsibilities regarding the provision of audit and non-audit services by the Registrant’s external auditors and requires the Audit Committee to pre-approve all permitted audit and non-audit services. All audit and non-audit services performed by the Registrant’s external auditors for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Common Shares are listed on the Toronto Stock Exchange and The Nasdaq Global Select Market ("Nasdaq"). Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. Below is a list of the Nasdaq corporate governance requirements for which the Registrant chooses to follow Canadian law in lieu of complying with Nasdaq Marketplace Rules.

•
Quorum. The Nasdaq minimum quorum requirement under Nasdaq Marketplace Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state its quorum requirement in its bylaws. We follow applicable Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our Articles of Incorporation, which currently provide that a quorum is met if two shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

•
Shareholder Approval Requirements. Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with the applicable Toronto Stock Exchange rules. Such rules require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings) that involve the sale of more than 25% of the issuer’s outstanding common shares prior to the transaction. In addition, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of our securities at a discount to their market value to an officer, director, employee or consultant. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with the applicable Toronto Stock Exchange rules which only require that (1) the creation of, or certain material amendments to, equity compensation plans require shareholder approval and (2) the sale of our common shares at a discount to officers and directors requires shareholder approval only in specified circumstances.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

HUT 8 MINING CORP.

/s/ Jaime Leverton
Jaime Leverton
Chief Executive Officer

Date: March 17, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form.

99.2	Annual Financial Statements.

99.3	Management’s Discussion and Analysis.

99.4	Consent of Raymond Chabot Grant Thornton LLP.

99.5	Consent of Dale Matheson Carr-Hilton Labonte LLP.

99.6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.

99.7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.