Form 40-F
period 2022-12-31
HUT 8 MINING CORP.
filed 2023-03-09
CIK 1731805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022          Commission File Number: 001-40487

Hut 8 Mining Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	7374	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

24 Duncan Street, Suite 500
Toronto, Ontario
 Canada, M5V 2B8
(647) 256-1992
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, no par value	HUT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 220,547,442 common shares issued and outstanding as of December 31, 2022.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes  ☒            No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. false

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F (this “Annual Report”) and the exhibits attached hereto are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified in the section “Risk Factors” in the Annual Information Form for the year ended December 31, 2022 (the “AIF”) of Hut 8 Mining Corp. (“Hut 8,” “we,” “our,” or the “Registrant”), attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in other filings that we have made and may make with applicable securities authorities in the future. Please also see the section “Statement Regarding Forward-Looking Statements” in our AIF and “Forward-Looking Statements” in our Management’s Discussion and Analysis for the year ended December 31, 2022 (the “MD&A”), attached as Exhibits 99.1 and 99.3, respectively, to this Annual Report, in each case, incorporated by reference herein, for a discussion of forward-looking statements. Except as required by applicable law, we do not intend, and undertake no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

PRINCIPAL DOCUMENTS

•	Annual Information Form – For the Registrant’s AIF, see Exhibit 99.1 of this Annual Report.

•	Audited Annual Financial Statements – For the Registrant’s audited consolidated financial statements as at December 31, 2022, and the related notes, see Exhibit 99.2 of this Annual Report.

•	Management’s Discussion and Analysis – For the Registrant’s MD&A, see Exhibit 99.3 of this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on an evaluation by Hut 8 as of December 31, 2022, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the audit committee and the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that (i) information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms, and (ii) material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

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

Management’s Report on Internal Controls Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Registrant’s internal control over financial reporting in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Registrant’s internal control over financial reporting was effective as at December 31, 2022. See “Management’s Report on Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” in the Registrant’s MD&A, filed as Exhibit No. 99.3 to this Annual Report.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm because the Registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore not required to file an attestation report of the registered public accounting firm.

Changes in Internal Controls Over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58(A) of the Exchange Act. The members of the Audit Committee are Joseph Flinn (chair), Alexia Hefti, and Bill Tai, all of whom, in the opinion of the Registrant’s Board of Directors, are independent and financially literate.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Joseph Flinn qualifies as an audit committee financial expert for purposes of paragraph 8 of General Instruction B to Form 40-F. The SEC has indicated that the designation or identification of Joseph Flinn as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on other members of the Audit Committee and the Board of Directors who do not carry such designation, or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board of Directors.

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

All amendments to and waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Registrant did not amend, waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Except for the Code, and notwithstanding any reference to the Registrant’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Registrant’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The auditor of Hut 8 is Raymond Chabot Grant Thornton LLP at their office in Montréal Quebec, Audit Firm ID 1232. The information provided under the heading “Auditors, Transfer Agent and Registrar” contained in the AIF, filed as Exhibit 99.1 to this Annual Report, is incorporated herein by reference.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee Charter sets out responsibilities regarding the provision of audit and non-audit services by the Registrant’s external auditors and requires the Audit Committee to pre-approve all permitted audit and non-audit services. All audit and non-audit services performed by the Registrant’s external auditors for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” contained in the Registrant’s MD&A, filed as Exhibit No. 99.3 to this Annual Report.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Toronto Stock Exchange and The Nasdaq Global Select Market (“Nasdaq”). Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. Below is a list of the Nasdaq corporate governance requirements for which the Registrant chooses to follow Canadian law in lieu of complying with Nasdaq Marketplace Rules.

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

BOARD DIVERSITY MATRIX

The director diversity matrix required by Nasdaq Marketplace Rule 5606 is available on the Registrant’s corporate governance website.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-257352) and Form F-10 (File No. 333-266608).

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

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

HUT 8 MINING CORP.

/s/ Jaime Leverton
Jaime Leverton
Chief Executive Officer
Date: March 9, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022.

99.2	Annual Consolidated Financial Statements for the year ended December 31, 2022.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022.

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Raymond Chabot Grant Thornton LLP.

101	Interactive Data File (formatted as Inline XBRL).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).